UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒            Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXTRACT OF ITEM 7 OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON AUGUST 25, 2011

In my role as secretary of the meeting of the Board of Directors, I hereby CERTIFY that item 7 of the Agenda of the Minutes of the Board of Directors meeting of Tele Norte Leste Participacões SA held on August 25, 2011, at 2 p.m., at Praia de Botafogo No. 300—11th floor, room 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

Finally, as to item (7) of the Agenda, in accordance with article 150 of Law No. 6,404/76, the Directors resolved to replace the member of the Board of Directors, Otavio Marques de Azevedo and his alternate, Lucio Otavio Ferreira by Armando Gallardo Nunes Guerra Junior, Brazilian, married, business administrator, bearer of identity card No. M-408520, issued by SSP / MG, enrolled in the individual taxpayers’ registry (CPF/MF) under No. 277764336-91, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with business address at Avenida do Contorno, 8,080, Belo Horizonte / MG, as member, and Paulo Marcio de Oliveira Monteiro, Brazilian, married, civil engineer, bearer of identity card No. M-739711, issued by SSP / MG, enrolled in the individual taxpayers’ registry (CPF / MF) under No. 269960226-49, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with business address at Avenida do Contorno, 8,123, Cidade Jardim, Belo Horizonte / MG, as alternate member, for the remainder of the current mandate, until the 2013 General Ordinary Shareholders’ Meeting. The elected Directors declare that they are not involved in any crime that prevents them from assuming the positions for which they were nominated and each executed a statement pursuant to paragraph 4 of article 147 of Law No. 6,404/76.

A majority of the members of the Board of Directors were present and affixed their signatures: (/s/) José Mauro Mettrau Carneiro da Cunha, Fernando Magalhães Portella, Pedro Jereissati, Alexander Jereissati Legey; Shakhaf Wine; Sergio Franklin Quintella, Fabio de Oliveira Moser, Laura Bedeschi Rego de Mattos, Monica Ferreira Dias, Carlos Fernando Costa, Armando G. N. Guerra Junior and Renato Torres de Faria. Rio de Janeiro, August 25, 2011.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer and Investor Relations Officer